Exhibit 99.1

Central GoldTrust Announces Appointment of Trustees

(Toronto, ON, December 7, 2015) - Central GoldTrust (“GoldTrust”) (symbol: TSX - GTU.UN (C$) and GTU.U (US$); NYSE MKT - GTU (US$)) announced today the removal of Brian E. Felske, Glenn C. Fox, Bruce D. Heagle, Ian M.T. McAvity, Michael A. Parente and Jason Schwandt as trustees of GoldTrust and the appointment of Marc Faber, James R. Fox, Sharon Ranson, John Wilson and Rosemary Zigrossi (the “Appointed Trustees”) as trustees of GoldTrust. The removal and appointment of trustees was made pursuant to a written resolution of Sprott Asset Management Gold Bid LP, as the holder of powers of attorney from unitholders owning approximately 55.11% of the outstanding units of GoldTrust. The Appointed Trustees, in addition to J.C. Stefan Spicer, who was nominated as a trustee by Central Gold Managers Inc., the administrator of GoldTrust, shall remain trustees of GoldTrust until the next annual meeting of GoldTrust or until such trustees cease to hold office prior thereto.

About Central GoldTrust

GoldTrust (established on April 28, 2003) is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At December 7, 2015, the GoldTrust units were 99.99% invested in unencumbered, allocated and physically segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and NYSE MKT.

For further information, please contact GoldTrust at Email: info@gold-trust.com; Website: www.gold-trust.com; Telephone: 905-304-GOLD (4653).